Exhibit 99

TXU ELECTRIC DELIVERY COMPANY

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended March 31, 2005
(millions of dollars)
Operating revenues:
Affiliated	$1,382
Nonaffiliated	871

Total operating revenues	2,253

Operating expenses:
Operation and maintenance	817
Depreciation and amortization	407
Income taxes	114
Taxes, other than income	381

Total operating expenses	1,719

Operating income	534

Other income and deductions:
Other income	7
Other deductions	59
Nonoperating income taxes	3
Interest income	59
Interest expense and related charges	277

Income before extraordinary gain and cumulative effect of change in accounting principle	261

Extraordinary gain, net of tax	16
Cumulative effect of change in accounting principle, net of tax	2

Net income	$279